SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 1-8729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNISYS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNISYS CORPORATION

Unisys Way

Blue Bell, Pennsylvania 19424

REQUIRED INFORMATION

Unisys Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2008 and 2007

with Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Unisys Savings Plan:

We have audited the accompanying statement of assets available for benefits of the Unisys Savings Plan (the Plan) as of December 31, 2008, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2008, and the changes in its assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Philadelphia, Pennsylvania

June 29, 2009

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

Unisys Savings Plan

We have audited the accompanying statements of assets available for benefits of the Unisys Savings Plan as of December 31, 2007, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2007, and the changes in its assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Philadelphia, Pennsylvania

June 26, 2008

UNISYS SAVINGS PLAN

Statements of Assets Available for Benefits

December 31, 2008 and 2007

(In thousands)

	2008	2007
Investments at fair value:
Fidelity Funds	$1,203,672	$2,000,733
Unisys Common Stock Funds	29,648	76,336
Unisys Interest Income Fund	299,992	314,120

	1,533,312	2,391,189
Participants’ loans	12,719	13,421
Employer contributions receivable	4,375	4,933

	1,550,406	2,409,543
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,875	(1,194)

Assets available for benefits	$1,557,281	$2,408,349

See accompanying notes to financial statements.

UNISYS SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2008 and 2007

(In thousands)

	2008	2007
Additions:
Interest and dividend income	$61,179	$160,616
Net appreciation in fair value of investments	—	19,615

	61,179	180,231

Contributions:
Employer	43,349	49,067
Employee	81,509	90,195

	124,858	139,262

Total additions	186,037	319,493

Deductions:
Net depreciation in fair value of investments	777,218	—
Benefit payments	259,670	349,692
Administrative and other expenses	217	200

Total deductions	1,037,105	349,892

Net decrease	(851,068)	(30,399)
Assets available for benefits:
Beginning of year	2,408,349	2,438,748

End of year	$1,557,281	$2,408,349

See accompanying notes to financial statements.

UNISYS SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Plan Description

The Unisys Savings Plan (the Plan) is a defined contribution plan that covers non-bargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants should refer to the Plan document, summary plan description and their respective bargaining unit agreement, if applicable, for complete information.

(a)	Contributions

Each plan year, participants may contribute up to 30% or 18% of their pretax eligible compensation up to the prescribed Internal Revenue Code (the Code) limit, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants who are age 50 or older and meet certain other plan requirements regarding contributions may make catch-up contributions to the Plan. Participants may also make after-tax contributions up to 6% of their eligible compensation. Commencing January 1, 2007 the Company can make a nondiscretionary matching contribution in Company Common Stock or cash, as determined by the Company in its sole discretion, equal to 100% of the first 6% of eligible compensation deferred by the participant on a pretax basis. The Plan also allows for rollover contributions from other qualified defined contribution plans.

(b)	Investment Options

Participants may elect to have their current contributions and existing account balances invested in certain investment options offered and managed by Fidelity Management & Research Company and Fidelity Management Trust Company (Fidelity). Information regarding the investment options is provided to each participant through electronic media, or printed media upon request, and prepared materials provided by the Company and in each investment fund’s prospectus made available by Fidelity.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, matching contributions from the Company and allocations of plan earnings (losses) and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.

(d)	Vesting and Forfeitures

Plan participants who were actively employed on January 1, 2000 or later are immediately vested in their account balances at all times. Before January 1, 2000, participants were fully vested after five years of services, as defined in the Plan document.

5	(Continued)

UNISYS SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Participant Loans

Participants may borrow from their Plan accounts up to a maximum equal to the lesser of: (i) the lesser of $50,000 or 50% of their vested account balance; or (ii) the greater of $10,000, or one-half of the value of the vested portion of the employee’s accounts under all plans maintained by the Company and all affiliates. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Plan Manager. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions. Participant loans outstanding at December 31, 2008 bear interest ranging from 4.0% to 10.5%. As of December 31, 2008, participant loan maturity dates ranged from January 2009 to January 2024. Participant loans are valued at amortized cost.

(f)	Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of his or her account or elect to rollover his or her balance into an eligible retirement plan as defined in the Code, including another qualified plan the terms of which permit the acceptance of rollover distributions. Upon death, disability, or retirement, a participant may elect to receive payments in the form of an annuity or annual installments payable to the participant or his or her estate over a period no greater than the joint life expectancy of the participant and his or her beneficiary. Plan participants also may receive in-service withdrawals in certain circumstances as defined in the Plan.

(g)	Plan Termination

The Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. As of December 31, 2008, the Company has not expressed any intent to terminate the Plan. In the event of plan termination, participants remain 100% vested in their accounts.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements were prepared under the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent net asset values of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pool fund are based on quoted

6	(Continued)

UNISYS SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

redemption values on the last business day of the plan year. Shares of Unisys common stock are valued at the closing market price on the last day of the plan year.

The Unisys Interest Income Fund includes investments in synthetic guaranteed investment contracts issued principally by insurance companies and financial institutions. As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as of December 31, 2008 and 2007. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the fund are permitted at contract value. Withdrawals may not be transferred to competing (short-term bond) funds for 90 days. No other conditions, limits, or restrictions apply to participant-initiated transactions to or from the Interest Income Fund. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Crediting interest rates as of December 31, 2008 and 2007 ranged from 2.16% to 4.11% and 4.97% to 5.04%, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are re-set quarterly, semiannually or annually. The average yield on the contracts was 4.58% and 4.88% for 2008 and 2007, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.

(3)	Fair Value Measurements

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about the use of fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. Adoption of SFAS No. 157 did not have a material impact on the financial statements.

SFAS No. 157 establishes a fair value hierarchy that encourages the use of observable inputs when measuring fair value, but allows for unobservable inputs when inputs do not exist. The following provides a description of the three levels of inputs used to measure fair value under SFAS No. 157 and the types of Plan investments.

Level 1 – Quoted prices in active markets for identical investments

7	(Continued)

UNISYS SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Common Stock, Mutual Funds, and Money Market Funds

These investments are valued using quoted prices in an active market. Units of registered investment companies are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 – Inputs other than Level 1 prices that are observable, either directly or indirectly, such as quoted prices in active markets for similar investments, quoted prices for identical or similar investments in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the investment.

Commingled Pool Fund, Commingled Bond Fund

These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments, which are traded on an active market.

Synthetic Guaranteed Investment Contracts

The synthetic guaranteed investment contracts are valued at quoted prices for identical or similar investments in markets that are not active.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the investment.

The Plan has no Level 3 investments.

The following sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2008 (in thousands):

	Fair value	Level 1	Level 2	Level 3
Fidelity Funds	$1,203,672	$1,173,999	$29,673	$—
Unisys Common Stock Funds	29,648	29,648	—	—
Unisys Interest Income Fund	299,992	—	299,992	—

	$1,533,312	$1,203,647	$329,665	$—

(4)	Investments

The Plan’s investments at December 31, 2008 and 2007 were held in trusts with Fidelity Management Trust Company and Wachovia Bank N.A., each of which was established for the investment of the Plan’s assets.

8	(Continued)

UNISYS SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2008	2007
	(In thousands)
Fidelity Funds	$(702,631)	$64,583
Unisys Common Stock Funds	(66,202)	(46,384)
Commingled Pool Fund (Fidelity Fund)	(8,385)	1,416

	$(777,218)	$19,615

Net depreciation in the fair value of the investments for the year ended December 31, 2008 consisted of the following (in thousands):

Unrealized losses in Unisys Common Stock Funds	$(49,160)
Realized losses in Unisys Common Stock Funds	(17,042)
Unrealized losses in Fidelity Funds	(665,046)
Realized losses in Fidelity Funds	(45,970)

$(777,218)

Investments that represent 5% or more of fair value of the Plan’s assets are as follows:

	December 31
	2008	2007
	(In thousands)
Unisys Interest Income Fund (stated at contract value)	$306,867	$312,926
Fidelity Institutional Money Market	122,809	119,157
Fidelity Asset Manager Fund	97,323	157,615
Fidelity Magellan Fund	94,061	213,893
Fidelity Asset Manager Growth Fund	90,450	159,237
Fidelity Contra Fund	81,280	141,414

Employer matching contributions to the Plan are invested in the Unisys Stock Fund. Because of a change in Federal law, effective January 1, 2007, the Plan allows participants the right to move any portion of their account that is added to the participant’s plan account on or after January 1, 2007 that is invested in the Unisys Stock Fund, into other investment alternatives under the Plan. This right extends to all of the Unisys Stock Fund held under the Plan, except that it applies within limits to participant’s pre-2007 account balance. Prior to January 1, 2007, the Plan allowed a participant who was age 50 or older to divest up to 100% of their pre-2007 Unisys Stock Fund holdings. Effective January 1, 2007, plan participants can divest up to 100% of their pre-2007 holdings in the Unisys Stock Fund as of January 1st of the calendar year in which the participant turns 50. In accordance with the transition provisions of the Federal law, plan participants under age 50 with at least three years of service will be allowed to divest their pre-2007 Unisys

9	(Continued)

UNISYS SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Stock Fund balance as follows: beginning January 1, 2007, 33% of the shares owned prior to 2007; January 1, 2008, 66% of the shares owned prior to 2007; and January 1, 2009, 100% of the shares owned prior to 2007.

Information about the assets and the significant components of the changes in assets relating to the predominantly nonparticipant-directed investments are as follows:

	December 31
	2008	2007
	(In thousands)
Assets:
Unisys Stock Fund	$29,063	$73,315
Unisys Common Stock Fund	585	3,021

	$29,648	$76,336

	Year ended December 31
	2008	2007
	(In thousands)
Changes in assets:
Interest and dividends	$65	$74
Net depreciation in fair value of investments	(66,202)	(46,384)
Contributions, net	13,558	29,923
Benefit payments	(4,154)	(13,029)
Administrative and other expenses	(7)	(12)
Net transfers	10,052	(17,293)

	$(46,688)	$46,721

At December 31, 2008, the Plan held 685,093 and 33,636,218 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. At December 31, 2007, the Plan held 636,968 and 15,282,565 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively.

(5)	Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 2002, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trusts are exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

10	(Continued)

UNISYS SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits. Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(7)	Related-Party Transactions

Certain Plan investments are shares of registered investment companies managed by Fidelity Management Trust Company, the Trustee. The Plan also holds shares of common stock of the Company. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

(8)	Differences between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
	(In thousands)
Assets available for benefits per the financial statements	$1,557,281	$2,408,349
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	(6,875)	1,194

Assets available for benefits per the Form 5500	$1,550,406	$2,409,543

The following is a reconciliation of investment loss for the year ended December 31, 2008, per the financial statements to the Form 5500 (in thousands):

Net investment loss per the financial statements	$(716,039)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	(6,875)
Reversal of prior year adjustment to fair value from contract value for fully benefit-responsive investment contracts	(1,194)

Investment loss per the Form 5500	$(724,108)

(9)	Subsequent Event

Effective January 1, 2009, the Company elected to suspend the company match. Employees are still eligible to make unmatched pretax and after-tax contributions.

11

UNISYS SAVINGS PLAN

EIN: 38-0387840 Plan: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, number of shares, rate of interest, par or no par, maturity value	Cost**	Current value
* Fidelity Funds:
Fidelity Fund	Registered Investment Company		$7,673,816
Puritan Fund	Registered Investment Company		12,621,608
Trend Fund	Registered Investment Company		1,654,506
Ginnie Mae Portfolio Fund	Registered Investment Company		8,098,992
Magellan Fund	Registered Investment Company		94,060,615
Contra Fund	Registered Investment Company		81,280,488
Equity Income Fund	Registered Investment Company		13,962,619
Growth Company Fund	Registered Investment Company		16,982,047
Growth & Income Portfolio	Registered Investment Company		11,242,940
Capital & Income Portfolio Fund	Registered Investment Company		10,953,929
Value Fund	Registered Investment Company		27,635,275
Mortgage Securities Portfolio Fund	Registered Investment Company		1,877,492
Government Securities Fund	Registered Investment Company		31,394,864
Independence Fund	Registered Investment Company		8,815,759
Over-The-Counter Portfolio Fund	Registered Investment Company		6,001,376
Overseas Fund	Registered Investment Company		5,706,899
Europe Fund	Registered Investment Company		5,677,877
Pacific Fund	Registered Investment Company		3,969,021
Real Estate Investment Portfolio Fund	Registered Investment Company		10,103,964
Balanced Fund	Registered Investment Company		30,378,684
International Growth & Income Fund	Registered Investment Company		10,691,655
Capital Appreciation Fund	Registered Investment Company		8,726,886
Conv. Securities Fund	Registered Investment Company		7,319,672
Canada Fund	Registered Investment Company		20,379,073
Utilities Fund	Registered Investment Company		9,506,582
Blue Chip Fund	Registered Investment Company		24,318,412
Asset Manager Fund	Registered Investment Company		97,322,744
Disciplined Equity Fund	Registered Investment Company		3,719,459
Low-Priced Fund	Registered Investment Company		31,673,550
Worldwide Fund	Registered Investment Company		4,341,902
Equity Income II Fund	Registered Investment Company		16,622,378
Stock Selector Fund	Registered Investment Company		3,752,084
Asset Manager Growth Fund	Registered Investment Company		90,450,171
Emerging Markets Fund	Registered Investment Company		9,304,814
Aggressive Growth Fund	Registered Investment Company		8,919,961
Diversified International Fund	Registered Investment Company		27,384,664
Asset Manager Income Fund	Registered Investment Company		21,817,192
Dividend Growth Fund	Registered Investment Company		12,605,328
New Markets Income Fund	Registered Investment Company		14,034,111
Export & Multinational Fund	Registered Investment Company		8,278,893
Global Balanced Fund	Registered Investment Company		3,625,799
Aggressive International Fund	Registered Investment Company		1,559,310
Small Capital Stock Fund	Registered Investment Company		9,839,689
Mid-Capital Stock Fund	Registered Investment Company		16,271,088
Large-Capital Stock Fund	Registered Investment Company		2,667,170
Discovery	Registered Investment Company		1,915,037
Europe Capital Appreciation Stock Fund	Registered Investment Company		3,817,572
Asset Manager Aggressive	Registered Investment Company		2,032,905
Latin America Fund	Registered Investment Company		18,698,844
Japan Fund	Registered Investment Company		2,692,851
Southeast Asia Fund	Registered Investment Company		10,432,084

UNISYS SAVINGS PLAN

EIN: 38-0387840 Plan: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, number of shares, rate of interest, par or no par, maturity value	Cost**	Current value
Strategic Income	Registered Investment Company		$10,539,587
Freedom Income Fund	Registered Investment Company		1,292,755
Freedom 2000 Fund	Registered Investment Company		1,241,754
Freedom 2010 Fund	Registered Investment Company		10,901,025
Freedom 2020 Fund	Registered Investment Company		15,142,867
Freedom 2030 Fund	Registered Investment Company		10,654,671
Spartan Total Market Index Fund	Registered Investment Company		9,252,648
Spartan Extended Market Index Fund	Registered Investment Company		4,845,861
Spartan International Market Index Fund	Registered Investment Company		3,581,081

* Fidelity Funds:
Fifty Fund	Registered Investment Company		4,809,864
U.S. Bond Index Portfolio Fund	Registered Investment Company		20,610,175
Institutional Short-Intermediate
Government. Portfolio	Registered Investment Company		6,426,446
Inflation Pro Bond	Registered Investment Company		8,145,829
FID Freedom 2040	Registered Investment Company		3,459,074

			1,005,718,288

* Fidelity Institutional Funds:
Institutional Money Market Fund	Fidelity Institutional Fund		122,808,757
FMTC Short Duration Pool	Fidelity Institutional Fund		3,096,454
FMTC Broad Market Duration Pool	Fidelity Institutional Fund		5,515,945
FMTC Intermediate Duration Pool	Fidelity Institutional Fund		7,138,852

			138,560,008

* Fidelity Money Market Funds:
Retirement Money Market Portfolio Fund	Registered Investment Company		1,935,524
Retirement Gov’t. Money Market Portfolio Fund	Registered Investment Company		43,536,329

			45,471,853

* Fidelity U.S. Equity Index Commingled Pool Fund	Commingled Pool Fund		13,921,944

Total Fidelity Funds			13,921,944

* Unisys Common Stock Funds:
Unisys Common Stock Fund	685,093 shares of Common Stock Fund	5,668,594	585,131
Unisys Stock Fund	33,636,218 shares of Common Stock Fund	165,119,284	29,062,470

Total Unisys Common Stock Funds			29,647,601

* Unisys Interest Income Fund:
Fidelity STIF	Cash Portfolio; 2.1578%		12,903,628
JP Morgan Chase	#AUNISYS-2-07; 4.107%		71,772,093
AIG Financial Products	#944763; 4.107%		71,772,093
Rabobank Nederland	#UNI040701; 4.107%		71,772,093
State Street	#107009; 4.108%		71,772,093

Total Unisys Interest Income Fund			299,992,000

UNISYS SAVINGS PLAN

EIN: 38-0387840 Plan: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, par, or maturity value	Cost**	Current value
* Participants’ loans	Interest rates from 4.75% to 10.50%	$—	12,718,910
Frozen investment contracts			4

Total			$1,546,030,608

*	Party in interest.

**	Cost is not applicable for participant-directed investments.

See accompanying independent registered public accounting firms’ report.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNISYS SAVINGS PLAN UNISYS CORPORATION

Date: June 29, 2009	By:	/s/ Janet B. Haugen
Janet B. Haugen Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of KPMG LLP

23.2	Consent of Ernst & Young LLP